November 28, 2006

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Wayne P. Garten
President and Chief Executive Officer
Hanover Direct, Inc.
1500 Harbor Boulevard
Weehawken, New Jersey   07086

>   **Re: Form 10-K for the Fiscal Year Ended December 31, 2005
>   Filed March 31, 2006**
>
>   **Form 10-Q for the Fiscal Quarter Ended July 1, 2006
>   Filed August 14, 2006**
>
>   **File No. 1-8056**

Dear Mr. Garten:

    We have completed our review of the above filings and have no further comment at this time.

>   Sincerely,
>
>
>   Michael Moran
>   Accounting Branch Chief